News release

Sun Life

Sun Life declares dividends on Common and Preferred Shares payable in Q4 2020

TORONTO, ON – (November 4, 2020) - The Board of Directors (the "Board") of Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) today announced that a dividend of $0.55 per share on the common shares of the Company has been declared, payable December 31, 2020 to shareholders of record at the close of business on November 25, 2020. This is the same amount as paid in the previous quarter.

The Board also announced that the following dividends have been declared on the Company's Class A Non-Cumulative Preferred Shares, payable on December 31, 2020 to shareholders of record at the close of business on November 25, 2020:

Series 1	$0.296875 per share
Series 2	$0.30 per share
Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 8R	$0.114063 per share
Series 9QR	$0.098238 per share
Series 10R	$0.177625 per share
Series 11QR	$0.146129 per share
Series 12R	$0.237875 per share

Common shares of the Company acquired under the Company's Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life

Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2020, Sun Life had total assets under management of $1,186 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

-30-

Media Relations Contact:
Irene Poon
Manager
Corporate Communications
T. 416-988-0542
irene.poon@sunlife.com

Investor Relations Contact:
Leigh Chalmers
Senior Vice-President, Head of Investor
Relations & Capital Management
T. 647-256-8201
investor_relations@sunlife.com